FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Publication of Registration Document

The following Registration Document dated 5 September 2012 has been approved by the UK Listing Authority and is available for viewing:

GlaxoSmithKline plc, GlaxoSmithKline Capital plc and GlaxoSmithKline Capital Inc. £15,000,000,000 Euro Medium Term Note Programme

Copies of the Registration Document and the documents incorporated by reference therein have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do

For further information, please contact:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS
United Kingdom

Enquiries:

UK Media enquiries:	David Mawdsley Sarah Spencer	(020) 8047 5502 (020) 8047 5502
European Analyst/Investor enquiries:	Sally Ferguson Gary Davies Ziba Shamsi	(020) 8047 5543 (020) 8047 5503 (020) 8047 3289

BASIS ON WHICH YOU MAY ACCESS THE REGISTRATION DOCUMENT

Please note that the information contained in the Registration Document may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Registration Document) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Registration Document is not addressed. Prior to relying on the information contained in the Registration Document you must ascertain from the Registration Document whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 05, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc